The Journey
2022 Annual Report



MidWest*One*™
FINANCIAL GROUP, INC.

Simply better banking.®

Business clients Jack Piper and James Adrian, owners of Jimmy Jack's Rib Shack.

MidWest*One* Financial Group, Inc. and MidWest*One* Bank Boards of Directors

Contents

Larry D. Albert—Retired CEO, Central Bank

Richard R. Donohue—Retired Managing Partner, TD&T CPAs and Advisors, P.C.

Charles N. Funk— Retired Chief Executive Officer, MidWest*One* Financial Group, Inc., and MidWest*One* Bank

Janet E. Godwin—CEO, ACT, Inc.

Douglas H. Greeff—President, Greeff Advisory LLC and CFO and Director, TRX*

Richard J. Hartig—Chairman, Hartig Drug Stores

Jennifer L. Hauschildt—Vice President of Human Resources, Uponor

Matthew J. Hayek—Attorney & Partner, Hayek, Moreland, Smith & Bergus, LLP

Ruth E. Heinonen—Corporate Affairs Consultant

Nathaniel J. Kaeding—Director, Business Development and Client Relations, Build to Suit, Inc.

Tracy S. McCormick—CFO and Director, Mill Creek Development Company

Kevin W. Monson—Founder and Chairman Emeritus, Neumann Monson Architects; Chairman of the Board, MidWest*One* Financial Group and MidWest*One* Bank

Charles N. Reeves—Chief Executive Officer and Director, MidWest*One* Financial Group, Inc., and MidWest*One* Bank

Charles J. Schrup III—Retired Vice Chairman, ATBancorp and Retired Co-Chairman of the Board, American Trust**

Serves only on MidWestOne Financial Group, Inc. board
**Serves only on MidWestOne Bank board*

2-5	To Our Shareholders
6-7	*One* Exceptional Journey
8	Financial Highlights
9	Consolidated Balance Sheets
10	Consolidated Statements of Income
11	Consolidated Statements of Shareholders' Equity Share Price
12	Company Leadership



To Our Shareholders

"We will honor our legacy and principles, while embarking on our journey to build a high performing company."

I'm humbled to be writing this letter as MidWest*One* Financial Group's new chief executive officer (CEO). I thank our Board of Directors for their confidence, guidance, and support. And I honor Charlie Funk, who served as CEO of this company for twenty-two years and led our organization from an Iowa-only $400 million institution to a $6.6 billion regional community bank with operations in five states. Charlie lived our Operating Principles and had a dramatic impact on this company, the Iowa City community, and the entire state of Iowa banking landscape.

2022 was a year of rapid change in the economy and in our company. I'm incredibly proud of our bankers who navigated the environment well, as Charlie taught us and exhibited himself, through a combination of perseverance, resiliency, and innovation while maintaining a growth mindset and taking care of our customers and those that should be.

To combat high and persistent inflation, the Federal Reserve tightened monetary policy dramatically in 2022. The Federal Funds rate was increased seven times, a cumulative increase of 425 basis points, the fastest rate of increases in our banking lives. As we enter 2023, inflation has begun to soften, although still high, and most economists predict a mild recession for the latter half of the year.

Despite the uncertain economic environment, this company achieved significant milestones. We continued to invest in our commercial banking franchise with talent and products, and as a result, achieved record loan originations and growth. The growth was across all sectors and geographies with the Twin Cities, Denver, and Metro Iowa leading the way.

Asset quality–the creditworthiness of our loan portfolio– continued to improve and we were very pleased that our non-performing asset ratio declined to a seven-year low due to outstanding work by our bankers.

Technology continues to transform the economy, our customers' behavior, and the banking industry. The Pandemic accelerated migration of deposit transactions, and in many cases loan applications, to digital channels. To further propel our digital road map, we hired the company's first chief digital innovation officer. We are laser focused on providing a seamless, high-touch-relationship customer experience, whether in-person or through our digital channels.

We were pleased to welcome the customers and employees of Iowa First Bancshares Corp., in June of 2022. Our integration teams and front-line customer facing employees, worked tirelessly to ensure a smooth transition. We now enjoy leading market share in both Fairfield and Muscatine, Iowa, which are excellent geographic additions to our dominant Iowa Community regional bank deposit franchise.

As Pandemic stimulus abated and persistent inflation took over, many in the communities we serve struggled to make ends meet. Consistent with our operating principles, our employees and company stepped up to the challenge by finding ways to offer support. Throughout our footprint, we support hundreds of organizations with philanthropic donations and our employees' time and talent.

We also introduced a new home loan program, First Home Now (FHN), developed to make home ownership available to low-to-moderate income (LMI) families across our MidWest*One* footprint and Community Reinvestment

Act (CRA) assessment areas. Since inception and through year-end December 31, 2022, we have booked 97 loans for $16,237,813. This is solely our FHN program and does not include the other CRA eligible loans we make to LMI borrowers. We also rolled out our innovative Overdraft *Flex* program to enable our customers who enrolled to avoid paying an overdraft fee. Overdraft *Flex* garnered national recognition and was well received by customers.

We were gratified that our efforts to serve our employees, communities, and customers resulted in being named one of Iowa's Top Workplaces for the 10th consecutive year, as well as *Newsweek's* Best Small Bank in Iowa and one of America's Best Banks for the second year in a row.

Financial Performance

Let's now turn our attention to the financial numbers. Net income for 2022 was $60.8 million, or $3.87 per diluted common share. Both are the second highest in our company's history.

Return on average assets was 0.97 percent and the return on average tangible equity was 15.89 percent.

As noted, asset quality metrics improved measurably with our non-performing assets ratio at 0.24 percent at December 31, 2022, now at peer group levels. Our credit loss reserve stands at 1.28 percent and 30 to 89-day delinquencies continue to be low. We are proud of the diligent work by our bankers to achieve these results that position us well for 2023's uncertain economic conditions.

We generated approximately 80 percent of our revenues from the collection of customer deposits and the investment of these deposits into assets, primarily bank loans and investment securities. The rapid rise in interest rates (an increase in deposit interest expense as we take care of our customers) combined with primarily fixed rate earning assets has resulted in significant pressure on our net interest margin. Our NIM of 2.92 percent was the lowest in our history and we expect continued pressure in 2023.

Despite this macro-environment challenge, our Strategic Agenda, led by MidWest*One* President Len Devaisher, yielded significant long-term results.

Maturation and Expansion of our Commercial Banking Franchise

MidWest*One* is uniquely positioned to be the bank of choice for small to mid-sized businesses in our five-state











Net Interest Margin, Tax Equivalent (%)



Price / LTM EPS (X)



Total Return Performance

footprint. Led by Executive Vice President Chase Stafford, we have the scale and sophisticated products of the super-regional banks, yet provide a high-touch boutique relationship approach. The combination led to organic loan growth of greater than 10 percent, a company record, and we are just beginning. A few details of the success:

- Significant talent acquisition in the Twin Cities and Iowa Metro
- Excellent origination volumes and customer acquisition in the Twin Cities, Denver, and Iowa Metro
- Streamlined business banking platform and processes
- Increase in government lending (SBA) originations
- The previously discussed asset quality improvements

Wealth Management

Building on our long legacy of wealth management in our Iowa markets, Executive Vice President Greg Turner added wealth management teams in the Twin Cities and in Cedar Rapids, Iowa. While revenue growth was muted due to stock market valuations, we are bullish on this business line and on the new teams that produced significant new AUM in 2022.

Consumer Banking

MidWest*One* Bank enjoys dominant community bank market share in many of our legacy Iowa banking markets, as well as in rural NW Wisconsin. Led by Executive Vice President Dave Lindstrom, our branch teams have evolved from primarily service only to service and sales by providing solutions for our customers' needs. Average deposits per branch have increased from $91.9 million at year end 2021 to $93.9 million at year end 2022. Lending volumes in our branches increased dramatically in 2022, led by home equity at $30.3 million. We have ample opportunity to increase revenue and customer loyalty as we continue to increase product penetrations across our granular deposit franchise.

Mortgage originations were impacted significantly by the rise in mortgage rates and low levels of inventories in the markets we serve. We have opportunity to manage costs further in this business line even as we see opportunity to hire quality mortgage loan officers for the first time in two years.

Technology Platform and Talent Investment

Technology within MidWest*One* enables not only a seamless digital customer experience, but automation and efficiency gains for the inner workings of our institution. As mentioned, we have hired a head of digital innovation to steer our customer facing digital roadmap and internally we have created an Enterprise Project Manager Office, as well as the role of business automation engineer to focus on internal efficiency projects. Projects completed in 2022 or "green lighted" for 2023 include:

- Enterprise workflow for Audit and Legal Departments
- Streamlined small business platform
- New Trust Department platform
- Digital account opening
- Bank Secrecy Act/Anti-Money Laundering financial crime management platform
- Commercial loan origination end-to-end system

Our foundation and our talent level are strong. We continue to attract key employees from larger institutions due to our culture, our emphasis on team empowerment to make a difference, and the opportunity to build MidWest*One* into a high performing company. These individuals are spread throughout our organization, from client facing bankers to risk management professionals to operational gurus.

Our annual employee Rally Day was held in October and Charlie was able to present the CEO Award to ten individuals for their contributions to the company. They were Tasha Fowler, Second Vice President, LPL Registered Investment Services; Susan Koehn, Second Vice President, Retail Manager, North English; Brad Nevers, Vice President, Director of Enterprise Project Management Office, Information Services; Torry O'Brien, Second Vice President, Portfolio Manager Team Lead, Twin Cities Commercial and Industrial; Nikki Swancutt, Second Vice President, Senior Compliance Specialist, Compliance; Suzanne Hughes, Commercial Loan Processing Manager,

Loan Operations; Karey McCrea, Systems Administrator, Information Services; Dana Priebusch, Assistant Retail Managing Officer, Platteville; Stephanie Smith, Assistant Retail Manager, North Liberty; Joe Thornburg, Treasury Management Implementation Specialist, Treasury Management Operations.

We thank our Board of Directors for their guidance and support in 2022 and for navigating a chief executive officer transition with great expertise and care. We'd like to extend special recognition to Doug True, Retired Senior Vice President and Treasurer at the University of Iowa, who stepped down from the MidWest*One* Board of Directors in 2022. We thank Doug for his many years of leadership and wise counsel, and we wish him well.

I'm inspired by the talent and conviction of our employees and excited about the future opportunities in front of MidWest*One*. We will honor our legacy and principles, while embarking on our journey to build a high performing company.

It is a great privilege to write this letter for the first time and to serve you, our loyal shareholders. Thank you for your faithful support.

Very sincerely yours,

Charles N. "Chip" Reeves—Chief Executive Officer

Kevin W. Monson—Chairman of the Board

Len D. Devaisher—President & Chief Operating Officer

One Exceptional Journey

Charles N. Funk led MidWest*One* Bank with distinction for over two decades as its President and Chief Executive Officer until his retirement in 2022. It was 2000 when Dick Summerwill chose his successor and hired Charlie Funk to become the new President of Iowa State Bank & Trust. Charlie and Connie moved their family from Des Moines and quickly became involved in the Iowa City community– and what a difference they made.

Iowa State Bank was a $400 million bank that had served the Iowa City Community since 1934. Charlie would be the first president that was not a member of the Summerwill family. Following in the footsteps of his predecessors, the bank's mission statement, "Take care of our customers and those who should be", was emphasized as Charlie grew the bank with great success. Three historic operating principles were also retained:

- Hire excellent employees
- Take care of your customers, and
- Conduct yourself with utmost integrity

To these, with leadership from Charlie, two additional operating principles were formalized and practiced:

- Work as one team, and
- Learn constantly so we can continuously improve



Charles N. "Charlie" Funk

Charlie had the vision to use the excellent foundation of a great community bank and its staff to reach more communities and customers. With growth came advancement opportunities for employees, expanded banking products to serve customers better, and support and leadership for additional communities.

In 2008, Charlie led the first major expansion of the bank when the Summerwill and Howard families merged their banks together as one. Iowa State Bank was the surviving corporation and changed its name to MidWest*One* Bank using the acquired bank's name. This was no easy task given the economic downturn to come. Yet the tenacity

and leadership provided by Charlie quickly proved that it was a critical step to provide a stable base and the ability of the bank to grow in the future.

That next step of growth came in 2014 when it was announced that MidWest*One* Financial Group (MOFG) would acquire Central Bancshares, based in Minneapolis. That bank's footprint included branches in Minnesota, Wisconsin, and Florida. With acquisitions come new challenges and opportunities, and it takes a steady hand and fortitude to see the process through to completion. Charlie was up to the task. He and his staff grew MOFG to $3 billion in assets and established it as a regional community bank.

In 2017, Charlie was able to leverage the positive work culture he had nurtured at the bank to hire an excellent team of business bankers in Denver looking for a new home. It was another home run for the company. The new bankers were delighted with the team they joined and produced results immediately.

Charlie positioned the bank for another acquisition, expanding its footprint in Iowa and Wisconsin when in 2019 it acquired ATBancorp. Now with $4.7 billion in assets, the MidWest*One* franchise added new markets in Dubuque and Des Moines, Iowa, and Grant County in Southwest Wisconsin. The Trust department tripled in size and added more services to the MidWest*One* portfolio. One more expansion was completed in 2022 with the acquisition of Iowa First Bancshares with locations in Muscatine and Fairfield. This was a strategic purchase that will again produce excellent results built on MidWest*One*'s community banking strengths.

Charlie has served the banking profession in Iowa and nationally in positions of leadership with great distinction. He has been called upon to testify in congressional hearings representing the banking industry. He taught banking skills to many at the Stonier and Colorado Graduate School(s) of Banking, and the Iowa and Nebraska School(s) of Banking. He was a favorite instructor for many years.

There is not a bank president in Iowa who would not recognize Charlie and appreciate his accomplishments. In 2021, Charlie was honored with the highest award bestowed by the Iowa Bankers Association, the James A. Leach Leadership Award. He has earned the respect and admiration of many for his service, leadership, mentoring, counsel, and vision.

While growing MidWest*One* Bank from a $400 million bank to over $6 billion bank (the largest community bank headquartered in Iowa), Charlie always found time to make an impact for the betterment of all. When Charlie moved to Iowa City, he immediately stepped up to provide his leadership skills to a variety of community activities

and continues to do so today. It is hard to estimate the true value of his tremendous volunteer efforts which have made our community a better place to live and work.

Charlie has served the Iowa City Area Chamber of Commerce as a director and then as president. He has provided guidance and leadership in the work of the Iowa City Area Development (ICAD) group, serving as a director and then as president. His entrepreneurial spirit continues to be pressed into action as he is often sought for advice and counsel by the leadership of ICAD as they look to build a better future. Charlie served a key role in promoting and passing the "Yes for Kids" Iowa City School District bond. He has worked tirelessly for the kids of our community through his work on the Iowa City School District Foundation and was always the "go to" member of that board. He has served on United Way campaigns and has encouraged others to become involved in the United Way and other community-minded fundraising campaigns too numerous to mention. Not only does he support these organizations with his time, but he also supports them with financial help and sets an example for others.

This community has benefited from Charlie's high impact touches, sharing his leadership with so very many groups. He has earned the respect and admiration of many for his resilience and thoughtful vision for how we can work together to make this the best community it can be. He is a very effective leader.

Financial Highlights

(dollars in thousands, except per share amounts)

	2022	2021	2020	2019	2018
YEAR-END BALANCES					
Total Assets	$ 6,577,876	$ 6,025,128	$ 5,556,648	$ 4,653,573	$ 3,291,480
Total Securities	2,282,968	2,288,110	1,657,381	785,977	609,923
Loans Held for Investment, Net of Unearned Income	3,840,524	3,245,012	3,482,223	3,451,266	2,398,779
Total Deposits	5,468,942	5,114,519	4,547,049	3,728,655	2,612,929
Total Shareholders' Equity	492,783	527,475	515,250	508,982	357,067
AVERAGE BALANCES					
Total Assets	$ 6,244,284	$ 5,780,556	$ 5,135,841	$ 4,201,040	$ 3,249,718
Total Securities	2,327,141	2,040,672	1,139,954	669,859	636,362
Total Loans	3,511,192	3,362,488	3,551,945	3,157,127	2,354,354
Total Deposits	5,309,049	4,838,227	4,184,406	3,362,713	2,608,725
Total Shareholders' Equity	500,471	527,036	515,455	452,018	345,734
EARNINGS					
Net Interest Income	$ 166,358	$ 156,281	$ 152,964	$ 143,650	$ 105,268
Credit Loss Expense (Benefit)	4,492	(7,336)	28,369	7,158	7,300
Noninterest Income	47,519	42,453	38,620	31,246	23,215
Noninterest Expense	132,788	116,592	149,893	117,535	83,215
Income Before Income Taxes	76,597	89,478	13,322	50,203	37,968
Net Income	60,835	69,486	6,623	43,630	30,351
PER COMMON SHARE					
Earnings - Basic	$ 3.89	$ 4.38	$ 0.41	$ 2.93	$ 2.48
Earnings - Diluted	3.87	4.37	0.41	2.93	2.48
Dividends	0.95	0.90	0.88	0.81	0.78
Book Value	31.54	33.66	32.17	31.49	29.32
Year-End Closing Price	31.75	32.37	24.50	36.23	24.83
CREDIT RISK PROFILE					
Non-Performing Loans	$ 15,821	$ 31,540	$ 42,689	$ 41,617	$ 20,289
Net Charge-Offs (Recoveries)	6,563	(436)	5,265	7,386	6,052
Allowance for Credit Losses Ratio (Excluding PPP Loans)	1.28%	1.52%	1.72%	0.84%	1.22%
Net Charge-Off (Recovery) Ratio	0.19%	-0.01%	0.15%	0.23%	0.26%
Nonperforming Loans Ratio	0.41%	0.97%	1.23%	1.21%	0.85%
FINANCIAL RATIOS					
Return on Average Equity	12.16%	13.18%	1.28%	9.65%	8.78%
Return on Average Tangible Equity[1]	15.89%	16.63%	10.80%	13.98%	11.87%
Return on Average Assets	0.97%	1.20%	0.13%	1.04%	0.93%
Net Interest Margin, Tax Equivalent[1]	2.92%	2.95%	3.30%	3.82%	3.60%
Efficiency Ratio[1]	56.98%	54.65%	56.92%	57.56%	61.23%
Common Equity Ratio	7.49%	8.75%	9.27%	10.94%	10.85%

(1) Non-GAAP Financial Measure. Refer to the "Non-GAAP Presentations" section of the applicable Form 10-K for a reconciliation to the most directly comparable GAAP measure.

Consolidated Balance Sheets

(dollars in thousands, except per share amounts)

	December 31,	
	2022	**2021**
ASSETS		
Cash and due from banks	$ 83,990	$ 42,949
Interest earning deposits in banks	2,445	160,881
Total cash and cash equivalents	86,435	203,830
Debt securities available for sale at fair value	1,153,547	2,288,110
Held to maturity securities at amortized cost	1,129,421	-
Loans held for sale	612	12,917
Gross loans held for investment	3,854,791	3,252,194
Unearned income, net	(14,267)	(7,182)
Loans held for investment, net of unearned income	3,840,524	3,245,012
Allowance for credit losses	(49,200)	(48,700)
Total loans held for investment, net	3,791,324	3,196,312
Premises and equipment, net	87,125	83,492
Goodwill	62,477	62,477
Other intangible assets, net	30,315	19,885
Foreclosed assets, net	103	357
Other assets	236,517	157,748
Total assets	$ 6,577,876	$ 6,025,128
LIABILITIES AND SHAREHOLDERS' EQUITY		
Noninterest bearing deposits	$ 1,053,450	$ 1,005,369
Interest bearing deposits	4,415,492	4,109,150
Total deposits	5,468,942	5,114,519
Short-term borrowings	391,873	181,368
Long-term debt	139,210	154,879
Other liabilities	85,058	46,887
Total liabilities	$ 6,085,083	$ 5,497,653
Shareholders' Equity		
Preferred stock, no par value; authorized 500,000 shares; no shares issued and outstanding	-	-
Common stock, $1.00 par value; authorized 30,000,000 shares; issued shares of 16,581,017 and 16,581,017; outstanding shares of 15,623,977 and 15,671,147	16,581	16,581
Additional paid-in capital	302,085	300,940
Retained earnings	289,289	243,365
Treasury stock at cost; 957,040 and 909,870	(26,115)	(24,546)
Accumulated other comprehensive loss	(89,047)	(8,865)
Total shareholders' equity	492,793	527,475
Total liabilities and shareholders' equity	$ 6,577,876	$ 6,025,128

Should be read in conjunction with the consolidated financial statements and notes thereto included in Part II, Item 8 of the Company's Form 10-K for the fiscal year ended December 31, 2022.

Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Years Ended December 31,		
	2022	**2021**	**2020**
Interest income:			
Loans, including fees	$ 148,284	$ 141,036	$ 158,656
Taxable investment securities	39,019	25,692	17,610
Tax-exempt investment securities	9,379	9,947	8,259
Other	77	91	262
Total interest income	196,759	176,766	184,787
Interest expense:			
Deposits	20,245	13,198	23,919
Short-term borrowings	3,070	551	914
Long-term debt	7,086	6,736	6,990
Total interest expense	30,401	20,485	31,823
Net interest income	166,358	156,281	152,964
Credit loss expense (benefit)	4,492	(7,336)	28,369
Net interest income after credit loss expense (benefit)	161,866	163,617	124,595
Noninterest income:			
Investment services and trust activities	11,223	11,675	9,632
Service charges and fees	7,477	6,259	6,178
Card revenue	7,210	7,015	5,719
Loan revenue	10,504	12,948	10,185
Bank-owned life insurance	2,305	2,162	2,226
Investment securities gains, net	271	242	184
Other	8,529	2,152	4,496
Total noninterest income	47,519	42,453	38,620
Noninterest expense:			
Compensation and employee benefits	78,103	69,937	66,397
Occupancy expense of premises, net	10,272	9,274	9,348
Equipment	8,693	7,816	7,865
Legal and professional	8,646	5,256	6,153
Data processing	5,574	5,216	5,362
Marketing	4,272	4,022	3,815
Amortization of intangibles	6,069	5,357	6,976
FDIC insurance	1,660	1,572	1,858
Communications	1,125	1,332	1,746
Foreclosed assets, net	(18)	233	150
Goodwill impairment	-	-	31,500
Other	8,392	6,577	8,723
Total noninterest expense	132,788	116,592	149,893
Income before income tax expense	76,597	89,478	13,322
Income tax expense	15,762	19,992	6,699
Net income	$ 60,835	$ 69,486	$ 6,623
Earnings per Common Share:			
Basic	$ 3.89	$ 4.38	$ 0.41
Diluted	$ 3.87	$ 4.37	$ 0.41

Should be read in conjunction with the consolidated financial statements and notes thereto included in Part II, Item 8 of the Company's Form 10-K for the fiscal year ended December 31, 2022.

Consolidated Statements of Shareholders' Equity

(dollars in thousands, except per share amounts)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2019	$ 16,581	$ 297,390	$ 201,105	$ (10,466)	$ 4,372	$ 508,982
Cumulative effect of change in accounting principle	-	-	(5,362)	-	-	(5,362)
Net income	-	-	6,623	-	-	6,623
Other comprehensive income	-	-	-	-	20,220	20,220
Acquisition fair value finalization	-	2,355	-	-	-	2,355
Release/lapse of restriction on RSUs (34,032 shares, net)	-	(988)	-	839	-	(149)
Repurchase of common stock (179,428 shares)	-	-	-	(4,624)	-	(4,624)
Share-based compensation	-	1,380	-	-	-	1,380
Dividends paid on common stock ($0.8800 per share)	-	-	(14,175)	-	-	(14,175)
Balance at December 31, 2020	$ 16,581	$ 300,137	$ 188,191	$ (14,251)	$ 24,592	$ 515,250
Net income	-	-	69,486	-	-	69,486
Other comprehensive loss	-	-	-	-	(33,457)	(33,457)
Release/lapse of restriction on RSUs (49,907 shares, net)	-	(1,350)	(30)	1,259	-	(121)
Repurchase of common stock (395,540 shares)	-	-	-	(11,554)	-	(11,554)
Share-based compensation	-	2,153	-	-	-	2,153
Dividends paid on common stock ($0.9000 per share)	-	-	(14,282)	-	-	(14,282)
Balance at December 31, 2021	$ 16,581	$ 300,940	$ 243,365	$ (24,546)	$ (8,865)	$ 527,475
Net income	-	-	60,835	-	-	60,835
Other comprehensive loss	-	-	-	-	(80,182)	(80,182)
Release/lapse of restriction on RSUs (44,231 shares, net)	-	(1,396)	(41)	1,156	-	(281)
Repurchase of common stock (91,401 shares)	-	-	-	(2,725)	-	(2,725)
Share-based compensation	-	2,541	-	-	-	2,541
Dividends paid on common stock ($0.9500 per share)	-	-	(14,870)	-	-	(14,870)
Balance at December 31, 2022	$ 16,581	$ 302,085	$ 289,289	$ (26,115)	$ (89,047)	$ 492,793

Should be read in conjunction with the consolidated financial statements and notes thereto included in Part II, Item 8 of the Company's Form 10-K for the fiscal year ended December 31, 2022.

Share Price

2021	High	Low	Cash Dividend Declared	2020	High	Low	Cash Dividend Declared
First Quarter	$32.93	$24.50	$ 0.2250	First Quarter	$35.88	$16.57	$ 0.2200
Second Quarter	$32.14	$28.52	$ 0.2250	Second Quarter	$22.71	$16.20	$ 0.2200
Third Quarter	$30.80	$27.52	$ 0.2250	Third Quarter	$21.24	$16.80	$ 0.2200
Fourth Quarter	$34.33	$30.07	$ 0.2250	Fourth Quarter	$25.47	$17.78	$ 0.2200
2022							
First Quarter	$33.74	$29.52	$ 0.2375				
Second Quarter	$33.32	$28.21	$ 0.2375				
Third Quarter	$33.29	$27.29	$ 0.2375				
Fourth Quarter	$35.20	$27.30	$ 0.2375				

Company Leadership

Jim M. Cantrell—Senior Executive Vice President & Chief Investment Officer, Treasurer

Heather M. DeStefano—Senior Vice President, Director of Digital Innovation

Len D. Devaisher—President & Chief Operating Officer

Barb A. Finney—Senior Vice President & Chief Operations Officer

John J. Henk—Senior Vice President & Chief Information Officer

Timothy M. Heth—Senior Vice President & Chief Human Resources Officer

Peggy L. Hudson—Senior Vice President & Chief Marketing Officer

David E. Lindstrom—Executive Vice President, Consumer Banking

Susan M. Moore—Executive Vice President & Chief Risk Officer

Barry S. Ray—Senior Executive Vice President & Chief Financial Officer

Charles N. Reeves—Chief Executive Officer

Gary L. Sims— Executive Vice President & Chief Credit Officer

Chase L. Stafford—Executive Vice President, Commercial Banking

Greg W. Turner—Executive Vice President, Wealth Management



Take care of our customers...
and those who should be.

Kimberlin, Ben, and family enjoy a treat at business customer Almost Famous Popcorn Company

Business client, Life Line Emergency Vehicles



MidWest*One*™
FINANCIAL GROUP, INC.

MidWest*One* Financial Group, Inc.
Corporate Headquarters
102 S. Clinton Street
Iowa City, IA 52240
800.247.4418

MidWest*One*.bank
NASDAQ Symbol: MOFG

Transfer Agent/Divided Paying Agent
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219

General Counsel
Barack Ferrazzano Kirschbaum & Nagleberg LLP
200 West Madison Street, Suite 3900
Chicago, Illinois 60606-3465

Independent Registered Public Accounting Firm
RSM US, LLP
400 Locust Street, Suite 640
Des Moines, Iowa 50309